UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Mountain Crest Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

62401M 106
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	Mountain Crest Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

311 West 43rd Street

12th Floor

New York, NY 10036

Item 2.

(a)	Name of Person Filing:	Nemean Asset Management, LLC
IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

Nemean Asset Management, LLC:

225 Via Palacio

Palm Beach Gardens, FL 33418

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA and Steven Oliveira:

c/o Nemean Asset Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	Nemean Asset Management, LLC – Florida

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA and Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 62401M 106

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Nemean Asset Management, LLC – 0 shares.

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA – 0 shares. Consists of securities owned by Nemean Asset Management, LLC.

Steven Oliveira – 0 shares. Consists of securities owned by IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA.

Steven Oliveira has voting and dispositive power over the securities owned by Nemean Asset Management, LLC.

(b)	Percent of Class:

Nemean Asset Management, LLC – 0%

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA– 0%

Steven Oliveira – 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Nemean Asset Management, LLC – 0 shares.

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA – 0 shares.

Steven Oliveira – 0 shares.

(ii)	shared power to vote or to direct the vote:

Nemean Asset Management, LLC – 0 shares.

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA – 0 shares.

Steven Oliveira – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0 shares.

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA – 0 shares.

Steven Oliveira – 0 shares.

(iv)	shared power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0 shares.

IRA Financial Trust Company, Custodian for the benefit of the Steven M Oliveira IRA – 0 shares.

Steven Oliveira – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

IRA FINANCIAL TRUST COMPANY, CUSTODIAN FOR THE BENEFIT OF THE STEVEN M OLIVEIRA IRA

/s/ Steven Oliveira
Steven Oliveira

/s/ Steven Oliveira
Steven Oliveira